Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

Einride to Appoint Former NVIDIA Executive Gary Hicok to Board of Directors

STOCKHOLM, SWEDEN — February 10th, 2026 — Einride AB (publ) (“Einride” or the “Company”),a technology company driving the transition to cost-efficient electric and autonomous freight operations for some of the world’s largest shippers, today announced that Gary Hicok, a former NVIDIA senior executive with more than 25 years of leadership and autonomous technology experience, will be appointed to the Board of Directors of Einride. This appointment underscores Einride’s extensive technical expertise and leadership within autonomous freight and its distinctive go-to-market strategy.

Mr. Hicok is widely recognized for his role in building and scaling NVIDIA’s automotive, mobile, and platform businesses during a period of rapid growth and technological transformation. His career combines deep engineering expertise with executive leadership across large-scale global organizations and emerging AI-driven markets.

“Einride is solving an industry-scale problem the right way. Its platform approach unlocks partnerships, accelerates innovation, and makes electrified and autonomous freight real,” said Mr. Hicok. “I’ve watched many smart companies struggle with doing everything in house. It doesn’t scale or leverage the expertise of the industry, whereas Einride’s approach does. I believe its approach is built to win.”

At NVIDIA, Mr. Hicok led Automotive Hardware and Systems, overseeing the NVIDIA DRIVE platforms, now a cornerstone of autonomous vehicle computing and safety-critical automotive AI worldwide. He previously served as Senior Vice President of the Mobile Business Unit, leading the development of the Tegra processor platform for next-generation mobile and in-vehicle computing. Mr. Hicok also led the Core Logic Business Unit, strengthening NVIDIA’s foundational platform architecture.

“Gary brings deep, hands-on experience scaling autonomous technology through critical partnerships across the automotive and technological ecosystem,” said Robert Falck, Founder and Executive Chairman of Einride. “Working alongside the Einride team, his perspective on building and scaling safety-critical platforms with industry partners will strengthen our ability to deploy autonomy globally. We’re pleased to welcome him to the Board.”

“Gary’s expertise and experience in building high-performing teams tackling the most advanced technology development will be instrumental for us as we continue to scale and cement our leadership position within autonomous freight technology,” said Roozbeh Charli, Chief Executive of Einride. “I’m incredibly proud of what we’ve built so far, and I’m excited for what we’ll achieve together with Gary’s unique experience.”

Recently, Einride announced plans to pursue a public listing on the New York Stock Exchange through a proposed business combination with Legato Merger Corp. III (“Legato”) (NYSEAMERICAN: LEGT), a special purpose acquisition company. The Company has established strong commercial traction, with more than 25 enterprise customers across seven countries, approximately $65 million in expected annual recurring revenue (ARR) from signed customer contracts, and over $800 million in potential long-term ARR through joint business plans with blue-chip customers.

Einride has received industry-first regulatory permits for autonomous vehicle operations across the U.S. and Europe, maintains a zero traffic incident safety record, and has developed proprietary AI-powered technology that enables cost-effective freight solutions through its comprehensive platform. With a focus on autonomy, electrification, and scalable fleet operations, the company is positioned to play a leading role in the transformation of the $4.6 trillion global road freight market.

About Einride

Founded in 2016, Einride is a technology company that develops and operates digital, electric, and autonomous freight solutions to accelerate the transition to future-proofed transportation in a cost-efficient way. Its technology platform includes AI-powered planning and optimization, autonomous technologies, one of the world’s largest electric heavy-duty fleets, and charging infrastructure. Einride is serving customers across North America, Europe, and the Middle East.

On November 12, 2025, Einride and Legato announced they had entered into a definitive agreement for a proposed business combination that would result in Einride becoming a NYSE-listed public company. The Transaction was unanimously approved by the Boards of Directors of Legato and Einride. Completion of the Transaction is anticipated to occur in the first half of 2026 subject to customary closing conditions, including regulatory approvals.

About Legato Merger Corp. III:

Legato is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws including, but not limited to, statements regarding the proposed Transaction with Legato and Einride’s expected and potential ARR, as applicable. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the Transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the Transaction due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the Transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the Transaction; (6) the risk that the Transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity- linked securities in connection with the proposed business combination or in the future.

Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the Transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the proposed Transaction. Legato also will file other documents regarding the proposed Transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transaction as they become available because they will contain important information about the proposed Transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed Transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed Transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Investor & Media Contacts

Einride

Christina Zander

Head of Communications Einride

press@einride.tech

Einride@icrinc.com

Legato Merger Corp. III

Eric Rosenfeld

Chief SPAC Officer

Legato Merger Corp. III

ir@legatomerger.com